Exhibit 12.1

Rentech, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Year Ended September 30, 2011	Year Ended September 30, 2010	Year Ended September 30, 2009
Earnings:
Pre-tax income (loss) from continuing operations	$154	$28,901	$(4,096)	$(65,379)	$(41,716)	$52
Add: Fixed charges	2,417	10,295	4,132	21,650	17,240	16,341
Add: Distributions from equity investment	—	—	—	—	—	—
Less: Capitalized interest	(499)	(889)	—	(4,868)	(2,907)	(2,160)
Total earnings	$2,072	$38,307	$36	$(48,597)	$(27,383)	$14,233

Fixed Charges:
Interest expense	$2,303	$9,838	$4,098	$21,534	$17,142	$16,259
Portion of rental expense representing the interest factor	114	457	34	116	98	82
Total fixed charges	$2,417	$10,295	$4,132	$21,650	$17,240	$16,341
Ratio of Earnings to Fixed Charges	0.9	3.72	.01	(2.2)	(1.6)	0.9
Coverage Deficiency	345	—	4,096	70,247	44,623	2,108